Filed by National City Corporation
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Harbor Florida Bancshares, Inc.
Commission File Number: 000-22817
[Harbor Federal Logo]

To:	Harbor Federal Employees
From:	D. B. Wienke, Corporate Marketing and Communications Director
Date:	August 16, 2006
Subject:	Talking Points about Fair Lending
CC:	Hal Roberts, Mike Brown, Sr.
National City has experienced such challenges during public comment periods for other acquisitions. In fact, these challenges are common, with this particular group having protested virtually every major bank acquisition in recent history
1. As we said at the time of the merger announcement, National City is the right partner for Harbor Federal because of the company’s commitment to its customers and communities. That has not changed. National City has a long history of serving all segments of its markets.
2. National City just like Harbor Federal has a strong record of fair lending — one that certainly refutes any allegations to the contrary. That includes National City’s “outstanding” Community Reinvestment Act rating from the Office of the Comptroller of the Currency (OCC), by which the company is regulated. This rating represents an analysis of National City’s lending, service and investment in the communities where it operates its branch offices.
3. National City is regulated by the OCC in many areas including adherence to fair lending standards. National City strictly maintains internal responsible lending guidelines that protect our borrowers from the kinds of allegations that are being made.
4. Harbor Federal is proud of National City’s commitment to working with local community leaders, non-profit organizations and government officials to make a lasting difference, and we are excited about the $2 million charitable foundation being established to support the communities we serve.
5. Please reassure our customers that National City will defend its excellent record when the allegations are formally released. At Harbor Federal, we’re operating on “business as usual” principles, placing our customers first. “By taking a personal interest in our customers, we make a positive difference in their lives.” — our service philosophy.

* * * * * * *
In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the United States Securities and Exchange Commission (SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and Harbor Florida Bancshares, without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Harbor Florida Bancshares at 100 S. Second Street, Fort Pierce, FL 34950, Attention: Investor Relations, 1-800-226-4375.
The respective directors and executive officers of National City and Harbor Florida Bancshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Harbor Florida Bancshares’ directors and executive officers is available in its proxy statement filed with the SEC on December 16, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Harbor Florida Bancshares’ stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City’s and Harbor Florida Bancshares’ results to differ materially from those described in the forward-looking statements can be found in the 2006 Quarterly Reports on Form 10-Q, as they are filed, and the 2005 Annual Report on Form 10-K of National City and Harbor Florida Bancshares’ filed with the SEC. Copies of these filings are available at no cost on the SEC’s Web site, www.sec.gov, and on the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.